2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

May 4, 2017

Via EDGAR Transmission

Chad D. Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust (the "Registrant")
File Nos. 333-146827/811-22135

Dear Mr. Eskildsen:

On behalf of the Registrant, the following are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to the Registrant's latest annual shareholder report, which was filed on February 2, 2017 on Form N-CSR (the "Annual Report").  Each Staff comment is summarized below in bold, followed by the Registrant's response to the comment.

1. Comment:  Revise Fundamental Investment Restriction 7 in the statement of additional information ("SAI") for the Registrant's Innovator IBD® 50 Fund so that it is consistent with the concentration disclosure in the Fund's prospectus.

Response:  The Fund's prospectus states that "[t]he Fund may concentrate its investments in a particular industry or group of industries to approximately the same extent that the IBD® 50 Index constituents are concentrated, meaning that it will invest more than 25% of its total assets in that industry or group of industries." (Emphasis added.)  The Fund's SAI provides, in pertinent part, that the Fund "shall not: (7) Invest 25% or more of the Fund's net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund may invest 25% or more of its net assets in securities of issuers in the same industry to approximately the same extent that the IBD 50® Index concentrates in the securities of a particular industry or group of industries." (Emphasis added.)  The Registrant believes that the disclosures in the Fund's prospectus and SAI are consistent in their permissiveness regarding concentration.  The statement in the prospectus

Chad D. Eskildsen
May 4, 2017

explaining that the Fund will invest more than 25% of its total assets in an industry or group of industries is intended to clarify the meaning of concentration, not as a statement that the Fund will always concentrate.

2. Comment:  The schedule of investments in the Annual Report shows that the Registrant's Innovator McKinley Income Fund had invested more than 30% of its assets in master limited partnerships.  Confirm that the Fund is complying with Section 851(b)(3)(b)(iii) of the Internal Revenue Code.

Response:  To the best of the Registrant's knowledge, the Fund was in compliance with the 25% limitation on investments in qualified publicly traded partnerships as of the end of the reporting period for the Annual Report.

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	David Jacovini
Innovator Management LLC